FOIA Confidential Treatment Request by United Continental Holdings, Inc.
Pursuant to Rule 83 (17 C.F.R. 200.83)

July 23, 2018

VIA EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:     United Continental Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 22, 2018
Form 10-Q for Fiscal Quarter Ended March 31, 2018
Filed April 18, 2018
File No. 001-06033

Dear Mr. Shenk:

This letter is in response to the comment letter of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") dated July 11, 2018 (the "Comment Letter"), concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2017 of United Continental Holdings, Inc. ("UAL") and United Airlines, Inc. ("United," and together with UAL, the "Company") and the Form 10-Q for the quarterly period ended March 31, 2018 of UAL and United. For your convenience, the text of each comment contained in the Comment Letter is included below in bold, with the Company's response to the comment set forth immediately thereafter.

Due to the commercially sensitive nature of certain information contained herein, this response letter includes a request for confidential treatment of the portions of this letter highlighted and bracketed below pursuant the Commission's confidential treatment procedure under Rule 83 (17 C.F.R. § 200.83) ("Rule 83").

In accordance with Rule 83, the Company requests confidential treatment of the highlighted and bracketed portions (the "Confidential Material") of this response letter. Please inform the following person of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83:

United Continental Holdings, Inc.
233 South Wacker Drive
Chicago, Illinois 60606
Attn: General Counsel
Telephone: (872) 825-4000

U.S. Securities and Exchange Commission July 23, 2018 Page 2
FOIA Confidential Treatment Request by United Continental Holdings, Inc.
Pursuant to Rule 83 (17 C.F.R. 200.83)

Form 10-Q for Fiscal Quarter Ended March 31, 2018

Note 2 - Revenue, page 15

1.	We note your response to our prior comment 2. Please revise your disclosure consistent with your response to state the timing and pattern of recognition.

Response: We respectfully acknowledge the Staff's comment and included revised disclosure in the Form 10-Q for the quarterly period ended June 30, 2018 of UAL and United, filed with the SEC on July 18, 2018.

MD&A
Results of Operations
Operating Revenue, page 28

2.
We note your disclosure that other operating revenue increased $55 million primarily due to an approximately $50 million one-time payment of MileagePlus related revenue. Please tell us the nature of this one-time payment and why its receipt resulted in recognition of revenue during the quarter.

Rule 83 Confidential Treatment Requested by United Continental Holdings, Inc.:

Response: The Company received $[***] million in the first quarter of 2018 related to a [***] provision of the co-brand agreement. Similar to other consideration received under the co-brand agreement, the Company allocated the $[***] million payment across the performance obligations identified in the co-brand agreement, including MileagePlus miles awarded, marketing, advertising and other travel-related benefits. A total of $50 million was allocated to marketing, advertising and certain other travel-related benefits. The remaining $[***] million was allocated to MileagePlus miles awarded and was deferred. The deferred portion of the payment will be recognized at the time of the related travel.

Please do not hesitate to contact me at (872) 825-3077 if you have any questions or would like to discuss any of the information addressed in this letter.

Sincerely,

/s/ Chris Kenny

Chris Kenny
Vice President and Controller

cc:	David Vitale, Chairman, Audit Committee
Oscar Munoz, Chief Executive Officer
Gerry Laderman, Senior Vice President Finance and acting Chief Financial Officer
Brett J. Hart, Executive Vice President, Chief Administrative Officer and General Counsel
Darren J. Ludwig, Partner, Ernst & Young LLP
Douglas Urbanciz, Partner, Ernst & Young LLP